

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05008179

6 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C.
183
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Enc.




SEC MAIL
RECEIVED
MAY 1 6 2005
WASH, D.C.
183

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Delisting from New Zealand Stock Exchange

The Company advises that it has requested delisting from the New Zealand Stock Exchange (NZX). This will result in cessation of quotation of the Company's securities on that exchange.

Should this be approved by NZX it is expected that this will be effective 29 May 2005.

Any written queries regarding the announcement should be directed to the company on (03) 9629 7318 or email mail@cuenrng.com.au.

Andrew Knox
Public Officer

6 May 2005